SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2008

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File No. 000-14719

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Atlantic Southeast Airlines, Inc.

Investment Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007

and for the year ended December 31, 2008

with Report of Independent Registered Public Accounting Firm

Atlantic Southeast Airlines, Inc. Investment Savings Plan

*Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 25, 2009

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value	$100,212,567	$129,589,886

Contributions receivable:
Participant	—	356,632
Employer	138,839	3,713,839
	138,839	4,070,471
Assets available for benefits, at fair value	100,351,406	133,660,357

Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,589,224	486,966

Assets available for benefits	$101,940,630	$134,147,323

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2008

Additions - Contributions:
Participant	$11,808,453
Employer	4,743,434
16,551,887

Investment income (loss):
Interest and dividends	761,877
Net depreciation in fair value of investments	(39,519,553)
(38,757,676)

Deductions:
Distributions to participants	9,982,021
Administrative expenses	18,883
Total deductions	10,000,904
Net decrease in assets available for benefits	(32,206,693)
Assets available for benefits:
Beginning of year	134,147,323
End of year	$101,940,630

See accompanying notes to financial statements.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Atlantic Southeast Airlines, Inc. (the “Company”, “Plan Sponsor” or the “Employer”).  Employees become eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment.  The enrollment dates for the Plan are January 1, April 1, July 1, or October 1 of each year.

The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company previously provided Delta Air Lines, Inc. (“Delta”) common stock as an investment option in the Plan.  However, effective September 11, 2004, the Plan Administrator eliminated this option by not allowing any new contributions in Delta common stock.  Plan participants were permitted to transfer existing account balances from the Delta common stock account to any other investment in the Plan.  All shares of Delta common stock were eliminated from the Plan during 2007 due to Delta’s bankruptcy.  Atlantic Southeast Airlines, Inc. was a wholly-owned subsidiary of Delta until September 7, 2005, at which time the Company was acquired by SkyWest, Inc.  Subsequent to the acquisition of the Company by SkyWest, Inc., the Plan provided SkyWest, Inc. common stock as an investment option.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their election or transfer monies between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan.

Contributions

Each year, participants are able to contribute up to 50% of pretax annual compensation, as defined by the Plan.  Contributions are limited by the IRC, which established a maximum contribution of $15,500

($20,500 for participants age 50 and older) for the year ended December 31, 2008.  Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may make a discretionary matching contribution of up to 8% of a participant’s eligible compensation, as defined by the Plan.  Allocation of this matching contribution is further subject to a factor based on years of service for participants and ranges from 20% to 75%, regardless of the date of participation.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until full vesting after six years of service.

Payment of Benefits

Upon termination, participants, or their beneficiaries, may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period.  The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time in accordance with the provisions of ERISA, provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries.  If the Plan is terminated, each participant’s account will become fully vested.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their deferred account balances.  Loan terms range from one to five years.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions of the Company. During the year ended December 31, 2008, the forfeiture account received additional forfeitures of approximately $63,000 earned approximately $9,000, and utilized no forfeitures to reduce Company contributions.  Forfeitures of approximately $242,000 and $170,000 were available as of December 31, 2008 and 2007, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in assets available for benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

During 2008 and as of the date of the accompanying independent auditors’ report, the world’s economic and financial markets have experienced significant instability and illiquidity.  These developments have impacted the fair values of many of the Plan’s investments.

Valuation of Investments and Income Recognition

Mutual funds and common stock are stated at fair value based on the quoted market prices.  Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in various investments.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

The Stable Value Fund, a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investment in units of the Stable Value Fund is presented at fair value in the Statements of Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided in the FSP.  The Stable Value Fund reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.  The Stable Value Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Investment earnings are automatically reinvested into the fund from which they were derived.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Administrative Expenses

The Company pays the majority of certain administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period, and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS No. 157”).  SFAS No. 157 is effective for financial statements for fiscal years beginning after November 15, 2007.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Plan Sponsor has adopted the provisions of SFAS No. 157 effective January 1, 2008.  A summary of the fair value hierarchy under SFAS No. 157 is described below.

Various inputs are used in determining the value of the Plan’s investments.  These inputs are summarized in the three broad levels listed below:

Level 1 — Valuation in based upon quoted prices in active markets for identical securities.

Level 2 - Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 - Valuation is based upon unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset developed, based on the best information available.

The inputs or methodology used by valuing securities are not necessarily an indication of the risk associated with investing in those securities.

In April 2009, the FASB released Staff Position Statement of Financial Accounting Standards No. 157-4, Determining Whether a Market Is Not Active and a Transaction Is Not Distressed (“SFAS 157-4”).  SFAS 157-4 provides additional guidance in determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurement purposes as defined in SFAS No. 157, Fair Value Measurements.  SFAS 157-4 is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009.  The Plan Sponsor plans to adopt the provisions of SFAS 157-4 December 31, 2009, but does not believe this guidance will have a significant impact on the Plan’s financial statements.

3.  Investments

During the year ended December 31, 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

SkyWest, Inc. common stock	$(314,930)
Mutual Funds	(39,204,623)

$(39,519,553)

The carrying values of individual investments that represent 5 percent or more of the Plan’s assets available for benefits are as follows:

	December 31,
	2008	2007

Buffalo Funds Small Cap Fund	$5,876,881	$8,260,039
JP Morgan Stable Value Fund	16,265,946	13,773,854
American Century Investments:
Ultra Fund	15,193,184	26,210,776
International Growth Fund	6,694,200	13,310,117
Equity Income Fund	10,912,489	14,341,300
Equity Index Fund	7,759,370	11,987,717
Value Fund	6,235,290	8,691,341
Short-Term Government Fund	5,871,051	*

*      Amount was not greater than 5% of the Plan’s assets for the respective year.

4.  Fair Value Measurements

As of December 31, 2008, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2008
	Total	Level 1	Level 2	Level 3
Mutual Funds	$79,874	$79,874	$—	$—
Common Stock	1,533	1,533	—	—
Common/Collective Trust	16,266	—	16,266	—
Participant Loans	2,539	—	—	2,539
Total	$100,212	$81,407	$16,266	$2,539

Common/Collect Trust assets consist of investments in fully benefit-responsive insurance contracts for which the Plan can make withdrawals at contract value for benefit-responsive requirements. The Plan uses the JP Morgan Stable Value Fund for these investments.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year ended December 31, 2008
Participant Loans
Balances, beginning of year	$2,631,776
Issuances, payments, net	(92,440)
Balance, end of year	$2,539,336

5.  Transactions with Parties-in-Interest

On September 7, 2005, Atlantic Southeast Airlines, Inc. became a wholly-owned subsidiary of SkyWest, Inc.  As a result of the acquisition, SkyWest, Inc. common stock was offered as an investment option in the Plan beginning January 1, 2006.  Transactions associated with the shares of common stock of SkyWest, Inc. are considered exempt party-in-interest transactions.  The Plan purchased 75,612 shares of SkyWest, Inc. common stock and sold 36,931 shares of SkyWest, Inc. common stock during the year ended December 31, 2008.  The Plan held 82,430 and 43,749 shares of SkyWest, Inc. common stock with a fair value of $1,533,190 and $1,174,661 as of December 31, 2008 and 2007, respectively.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.  Plan Amendment

During 2008, the Plan was amended to change the distribution of “Compensation” and “415 Compensation” to comply with recent changes to the Internal Revenue Code Section 415 and to amend certain rollover provision for non-spousal beneficiaries.  The Plan was also amended to allow for more frequent changes in participant deferred elections; however, this amendment is effective January 1, 2009.

8.  Reconciliation of Financial Statements to Form 5500

The following differences between the financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the JP Morgan Stable Value Fund, a fully benefit-responsive investment contract.

Assets available for benefits as presented in the financial statements	$101,940,630

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,589,224)

Assets available for benefits as presented in Form 5500	$100,351,406

Supplemental Schedule

Atlantic Southeast Airlines, Inc. Investment Savings Plan

EIN:  58-1354495    Plan No.:  001

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

	American Century Investments	Ultra Fund	$15,193,184	1,051,431
		Equity Income Fund	10,912,489	1,812,706
		Equity Index Fund	7,759,370	2,161,384
		International Growth Fund	6,694,200	903,401
		Value Fund	6,235,290	1,410,699
		Short-Term Government Fund	5,871,051	610,931
	JP Morgan	Stable Value Fund	16,265,946	169,243
		Capital Growth Fund	629,588	24,767
		Smart Retirement Income Fund	274,420	22,292
		Smart Retirement Fund 2010	892,121	76,380
		Smart Retirement Fund 2015	1,302,034	116,984
		Smart Retirement Fund 2020	1,792,350	167,353
		Smart Retirement Fund 2030	2,451,340	241,750
		Smart Retirement Fund 2040	2,571,848	258,218
		Intrepid Value Fund	427,402	25,275
	Pimco	Total Retirement Fund	3,219,893	317,544
	American Funds	Growth Fund of America	1,337,782	65,836
	Columbia	Small Cap Value Fund	384,130	43,454
		Mid Cap Value Fund	674,969	79,878
	LKCM	Small Cap Vaule Fund	126,469	10,522
	Dodge & Cox	International Fund	1,557,914	71,138
	MSIF	Midcap Growth Fund	901,366	52,711
	Janus	Overseas Fund	2,788,004	115,685
	Buffalo Funds	Small Cap Fund	5,876,881	359,003
*	SkyWest, Inc.	Common Stock	1,533,190	82,430
*	Participant loans	Interest rates from 4.4% to 7.46%, maturing through 2014	2,539,336	547
			$100,212,567

* Indicates a party-in-interest to the Plan.

Column (d) cost information is not applicable for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2009	ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Bradford R. Rich
Bradford R. Rich
Executive VP and Chief Financial Officer of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm